SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petróleo Brasileiro S.A. – Petrobras and Subsidiaries Consolidated Financial Statements September 30, 2010 and 2009 with Review Report of Independent Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

Consolidated FINANCIAL STATEMENTS

Contents

Review Report of Independent Registered Public Accounting Firm		3
Consolidated Balance Sheets		4
Consolidated Statements of Income		6
Consolidated Statements of Cash Flows		8
Consolidated Statements of Changes in Shareholders' Equity		9
Notes to the Consolidated Financial Statements		12

1.	Basis of Financial Statements Preparation	12
2.	Accounting Policies	13
3.	Derivative Instruments, Hedging and Risk Management Activities	14
4	Income Taxes	24
5.	Cash and Cash Equivalents	27
6.	Marketable Securities	28
7.	Inventories	29
8.	Recoverable Taxes	30
9.	Petroleum and Alcohol Account, Receivable from Federal Government	31
10.	Financing	32
11.	Financial Income (Expenses), Net	38
12.	Capital Lease Obligations...	39
13.	Employees’ Postretirement Benefits and Other Benefits...	40
14.	Shareholders’ Equity	43
15.	Commitments and Contingencies...	47
16.	Fair Value Measurements	50
17.	Segment Information	52
18.	Acquisition/Sales of Assets and Interests	60
19.	Petroleum Exploration Rights – Onerous Assignment	60

Review report of independent registered public accounting firm

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - Brazil

We have reviewed the accompanying condensed consolidated balance sheet of Petróleo Brasileiro S.A. - Petrobras and subsidiaries as of September 30, 2010, and the related condensed consolidated statements of operations, cash flows and changes in shareholders’ equity for the nine-month periods ended September 30, 2010 and 2009.  These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modification that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil

November 23, 2010

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

September 30, 2010 and December 31, 2009

Expressed in Millions of United States Dollars

	September 30, 2010	December 31, 2009
Assets	(unaudited)

Current assets
Cash and cash equivalents (Note 5)	27,451	16,169
Marketable securities (Note 6)	6,795	72
Accounts receivable, net	11,283	8,115
Inventories (Note 7)	12,538	11,227
Deferred income taxes (Note 4)	451	660
Recoverable taxes (Note 8)	4,765	3,940
Advances to suppliers	913	1,026
Other current assets	1,776	1,435

	65,972	42,644

Property, plant and equipment, net (Note 19)	206,278	136,167

Investments in non-consolidated companies and other investments	5,951	4,350

Non-current assets
Accounts receivable, net	2,577	1,946
Advances to suppliers	3,831	3,267
Petroleum and alcohol account - receivable
from Federal Government (Note 9)	484	469
Marketable securities (Note 6)	2,892	2,659
Restricted deposits for legal proceedings and guarantees (Note 15 (a))	1,533	1,158
Recoverable taxes (Note 8)	6,315	5,462
Goodwill	141	139
Prepaid expenses	469	618
Other assets	1,693	1,391

	19,935	17,109

Total assets	298,136	200,270

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

September 30, 2010 and December 31, 2009

Expressed in Millions of United States Dollars (except number of shares)

	September 30, 2010	December 31, 2009
Liabilities and shareholders’ equity	(unaudited)

Current liabilities
Trade accounts payable	11,782	9,882
Current debt (Note 10)	12,521	8,553
Current portion of capital lease obligations (Note 12)	138	227
Income taxes payable	936	825
Taxes payable, other than income taxes	4,474	5,149
Payroll and related charges	2,314	2,118
Dividends and interest on capital payable (Note 14)	1,078	1,340
Employees’ postretirement benefits obligation – Pension and Health Care (Note 13 (a))	745	694
Contingencies (Note 15 (a))	32	31
Other payables and accruals	3,461	2,146

	37,481	30,965
Long-term liabilities
Long-term debt (Note 10)	54,131	48,149
Capital lease obligations (Note 12)	155	203
Employees’ postretirement benefits obligation – Pension and Health Care (Note 13 (a))	11,861	10,963
Deferred income taxes (Note 4)	11,898	9,844
Provision for abandonment	2,929	2,812
Contingencies (Note 15 (a))	921	469
Other liabilities	1,946	1,445

	83,841	73,885
Shareholders’ equity
Shares authorized and issued (Note 14)
Preferred share – 2010 – 5,489,244,532 shares and 2009 – 3,700,729,396 shares	44,514	15,106
Common share - 2010 – 7,367,255,304 shares and 2009 – 5,073,347,344 shares	62,141	21,088
Additional paid in capital	(24)	707
Capital reserve - fiscal incentive	-	296
Retained earnings
Appropriated	46,457	36,691
Unappropriated	12,322	15,062
Accumulated other comprehensive income
Cumulative translation adjustments	10,822	6,743
Postretirement benefit reserves adjustments net of tax ((US$866) and (US$848) for September 30, 2010 and December 31, 2009, respectively) - Pension cost and Health Care (Note 13 (a))	(1,680)	(1,646)
Unrealized gains on available-for-sale securities, net of tax	56	24
Unrecognized loss on cash flow hedge, net of tax	(28)	(13)

Petrobras’ Shareholders’ Equity	174,580	94,058

Noncontrolling interests	2,234	1,362

Total shareholders’ equity	176,814	95,420

Total liabilities and shareholders’ equity	298,136	200,270

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

September 30, 2010 and 2009

Expressed in Millions of United States Dollars

(except number of shares and earnings per share)

(Unaudited)

	Nine-month periods ended September 30,
	2010	2009

Sales of products and services	110,407	82,388
Less:
Value-added and other taxes on sales and services	(19,242)	(14,702)
Contribution of intervention in the economic domain charge - CIDE	(3,101)	(2,017)

Net operating revenues	88,064	65,669

Cost of sales	(51,185)	(35,232)
Depreciation, depletion and amortization	(6,208)	(4,904)
Exploration, including exploratory dry holes	(1,342)	(1,194)
Impairment	(94)	-
Selling, general and administrative expenses	(6,502)	(5,126)
Research and development expenses	(736)	(545)
Employee benefit expenses for non-active participants	(640)	(519)
Other operating expenses	(3,147)	(2,052)

Total costs and expenses	(69,854)	(49,572)

Operating income	18,210	16,097

Equity in results of non-consolidated companies	220	372
Financial income (Note 11)	1,479	1,321
Financial expenses (Note 11)	(1,263)	(1,011)
Monetary and exchange variations (Note 11)	311	(276)
Other taxes	(334)	(209)
Other expenses, net (Note 18 (a))	40	(36)

	453	161

Income before income taxes	18,663	16,258

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)

September 30, 2010 and 2009

Expressed in Millions of United States Dollars

(except number of shares and earnings per share)

(Unaudited)

	Nine-month periods ended September 30,
	2010	2009

Income taxes expenses (Note 4)
Current	(3,158)	(4,042)
Deferred	(1,872)	(322)

	(5,030)	(4,364)

Net income for the period	13,633	11,894

Less: Net income attributable to the noncontrolling interests	(345)	(1,533)

Net income attributable to Petrobras	13,288	10,361

Net income applicable to each Petrobras class of shares
Common	7,683	5,991
Preferred	5,605	4,370

	13,288	10,361

Basic and diluted earnings per: (Note 14)
Common and Preferred share	1.51	1.18
Common and Preferred ADS	3.02	2.36

Weighted average number of shares outstanding
Common	5,090,152,531	5,073,347,344
Preferred	3,713,832,071	3,700,729,396

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

September 30, 2010 and 2009

Expressed in Millions of United States Dollars

(Unaudited)

	Nine-month periods ended September 30,
	2010	2009
Cash flows from operating activities
Net income for the period	13,633	11,894

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	6,208	4,904
Dry hole costs	731	495
Impairment	94	-
Equity in the results of non-consolidated companies	(220)	(372)
Foreign exchange (gain)/loss	(384)	(1,726)
Deferred income taxes	1,872	322
Other	1,010	345

Working capital adjustments
Increase in accounts receivable, net	(2,999)	(81)
Increase in inventories	(1,188)	(210)
Increase in advances to suppliers	(439)	(362)
Increase (decrease) in recoverable taxes	(1,355)	363
Increase (decrease) in trade accounts payable	1,676	(756)
(Decrease) increase in taxes payable	(683)	251
Increase in employees post-retirement benefits - Pension and health care	545	481
Increase (decrease) in Contingencies	422	1,020
Increase (decrease) in payroll and related charges	133	487
Increase (decrease) in other working capital adjustments	(423)	950

Net cash provided by operating activities	18,633	18,005

Cash flows from investing activities
Additions to property, plant and equipment	(33,394)	(24,349)
Investments in affiliated companies	(1,995)	(424)
Marketable securities and other investments activities	(6,796)	(749)

Net cash used in investing activities	(42,185)	(25,522)

Cash flows from financing activities
Short-term debt, net of issuances and repayments	658	(738)
Proceeds from issuance and draw-down of long-term debt	14,451	22,304
Issuance of common and preferred shares	27,472	-
Principal payments of long-term debt	(5,401)	(3,783)
Proceeds from project financing	593	1,739
Payments of project financing	(592)	(343)
Payments of capital lease obligations	(158)	(188)
Dividends and interest on shareholders’ equity paid to shareholders	(3,071)	(4,367)

Net cash provided by (used in) financing activities	33,952	14,624

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

September 30, 2010 and 2009

Expressed in Millions of United States Dollars

(Unaudited)

	Nine-month periods ended September 30,
	2010	2009

Increase in cash and cash equivalents	10,400	7,107
Effect of exchange rate changes on cash and cash equivalents	882	2,989
Cash and cash equivalents at the beginning of the period	16,169	6,499
Cash and cash equivalents at the end of the period	27,451	16,595

Supplemental cash flow information:
Cash paid during the period for:
Interest, net of amount capitalized	599	641
Income taxes	2,300	3,884
	2,899	4,525

Non-cash investing and financing transactions during the year
Recognition of asset retirement obligation – ASC Topic 410-20	46	-
Capital increase with Financial Treasury Bill used for payment of part of the Assignment Agreement	39,768	-
	39,814	-

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

September 30, 2010 and 2009

Expressed in Millions of United States Dollars

(Unaudited)

	Nine-month periods ended September 30,
	2010	2009
Preferred shares
Balance at January 1,	15,106	15,106
Capital increase from capital reserve - tax incentive	171	-
Capital increase from statutory reserve	300	-
Capital increase from undistributed earnings reserve	1,580	-
Capitalization	27,357	-

Balance at September 30,	44,514	15,106

Common shares
Balance at January 1,	21,088	21,088
Capital increase from capital reserve - tax incentive	125	-
Capital increase from statutory reserve	219	-
Capital increase from undistributed earnings reserve	1,152	-
Capitalization	39,557	-

Balance at September 30,	62,141	21,088

Additional paid in capital
Balance at January 1,	707	-
Change in the period	(489)	(289)
Shares issuance costs	(242)	-
Balance at September 30,	(24)	(289)

Capital reserve - fiscal incentive
Balance at January 1,	296	221
Capital increase	(296)	-
Transfer from (to) unappropriated retained earnings	-	69

Balance at September 30,	-	290

Cumulative translation adjustments
Balance at January 1,	6,743	(15,846)
Change in the period	4,079	20,347

Balance at September 30,	10,822	4,501

Postretirement benefit reserves adjustments, net of tax - Pension Cost and Health Care
Balance at January 1,	(1,646)	37
Change in the period	(52)	22
Tax effect on above	18	(7)

Balance at September 30,	(1,680)	52

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Continued)

September 30, 2010 and 2009

Expressed in Millions of United States Dollars

(Unaudited)

	Nine-month periods ended September 30,
	2010	2009
Unrecognized gains on available-for-sale securities, net of tax
Balance at January 1,	24	(144)
Unrealized gains	49	288
Tax effect on above	(17)	(97)

Balance at September 30,	56	47

Unrecognized loss on cash flow hedge, net of tax
Balance at January 1,	(13)	(39)
Change in the period	(15)	18

Balance at September 30,	(28)	(21)

Appropriated retained earnings
Legal reserve
Balance at January 1,	5,419	3,257
Transfer from unappropriated retained earnings	1,015	2,049

Balance at September 30,	6,434	5,306

Undistributed earnings reserve
Balance at January 1,	30,755	12,123
Capital increase	(2,732)	-
Transfer from unappropriated retained earnings	11,766	17,993

Balance at September 30,	39,789	30,116

Statutory reserve
Balance at January 1,	517	217
Capital increase	(520)	-
Transfer from unappropriated retained earnings	237	290

Balance at September 30,	234	507

Total appropriated retained earnings	46,457	35,929

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Continued)

September 30, 2010 and 2009

Expressed in Millions of United States Dollars

(Unaudited)

	Nine-month periods ended September 30,
	2010	2009
Unappropriated retained earnings
Balance at January 1,	15,062	25,889
Net income attributable to Petrobras	13,288	10,361
Dividends and interest on shareholders’ equity	(3,010)	(2,671)
Appropriation from (to) tax incentive reserves	-	(69)
Appropriation (to) reserves	(13,018)	(20,332)
Balance at September 30,	12,322	13,178

Petrobras’ shareholders' equity	174,580	89,881

Noncontrolling interests
Balance at January 1,	1,362	659
Net income for the period	345	1,533
Transfer to the controlling shareholder	372	-
Dividends and interest on shareholders’ equity paid	-	(73)
Other changes in the period	155	270

Balance at September 30,	2,234	2,389

Total shareholders' equity	176,814	92,270

Comprehensive income is comprised as follows:
Net income for the period	13,633	11,894
Cumulative translation adjustments	4,079	20,347
Postretirement benefit reserves adjustments, net of tax - pension and health care cost	(34)	15
Unrealized gain on available-for-sale securities	32	191
Unrecognized gain (loss) on cash flow hedge	(15)	18

Comprehensive income	17,695	32,465
Less: Net comprehensive income atributable to noncontrolling interests	(500)	(1,803)
Comprehensive income attributable to Petrobras	17,195	30,662

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

1.      Basis of Financial Statements Preparation

The accompanying unaudited consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries (together referred as “the Company”) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009 and the notes thereto.

The balance sheet at December 31, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of  September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2010.

The preparation of these financial statements requires the use of estimates and assumptions to reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto. Management reviews its estimates periodically, including those related to oil and gas reserves, pension and health care liabilities, depreciation, depletion and amortization, abandonment costs, contingencies and income taxes. While the Company uses its best estimates and judgements, actual results could differ from those estimates as further confirming events occur.

Certain prior years amounts have been reclassified to conform to current year presentation standards. These reclassifications are not significant to the consolidated financial statements and had no impact on the Company’s net income.

Events subsequent to September 30, 2010, were evaluated until the time of the Form 6-K filing with the Securities and Exchange Commission.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under Section 11 does not extend to the information included herein.

2.      Accounting Policies

2.1  Recently Adopted Accounting Standards

a)      Transfers and Servicing (ASC 860), Accounting for Transfers of Financial Assets  (ASU 2009-16)

The FASB issued ASU 2009-16 in December 2009. This standard removes the concept of a Qualifying Special Purpose Entity (“QSPE”) and the exception for QSPE consolidation and clarifies the requirements for financial asset transfers eligible for sale accounting. ASU 2009-16 was adopted on January 1, 2010, and did not impact the Company’s results of operations, financial position or liquidity.

b)     Consolidation (ASC 810), Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities (ASU 2009-17)

The FASB issued ASU 2009-17 in December 2009. This standard became effective for the Company on January 1, 2010. ASU 2009-17 requires the enterprise to qualitatively assess if it is the primary beneficiary of a variable-interest entity (“VIE”), and, if so, the VIE must be consolidated. Additionally, this Statement requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE. ASU 2009-17 was adopted on January 1, 2010, and did not impact the Company’s results of operations, financial position or liquidity.

2.2  Change in accounting estimates

The Company changed at the beginning of 2010, as a consequence of the periodic assessment of the expected useful lives of its assets, depreciation rates from thermoelectric power plants and facilities from Refining, Transporting and Marketing segment, based on reports prepared by independent appraisers.  The changes were accounted for prospectively in accordance ASC 250 (Accounting changes and error corrections) and the Company’s results of operations were increased in US$246, net of taxes, in the nine-month period ended September 30, 2010.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

The table below provides the previous and the current depreciation rates as a result of the assessment:

Estimated average useful life
	Previous	Current

Refinery and other industrial facilities	10 years	20 years
Pipelines	10 years	31 years
Tanks	10 years	26 years
Thermoelectric power plants	20 years	23 years

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

2.   Accounting Policies (Continued)

2.3  IFRS adoption for local purposes

The Brazilian Corporation Law was amended in 2007 to permit Brazilian GAAP to converge with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”. The adoption of IFRS in Brazil is mandatory for the year ended December 31, 2010 and it is tax neutral in accordance with the current income tax legislation.

The Company chose to present its financial statements for local purposes for the first time in accordance with IFRS in the first quarter of 2010. The Company’s financial statements prepared in accordance with U.S. GAAP were not affected by the adoption of IFRS other than dividends and profit sharing payable to our employees, which are based on the net income calculated under IFRS.

3.      Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from its normal course of business. Such market risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

Petrobras’ risk management is performed by means of its Board of Directors pursuant to a corporate policy risk management. In March 2010, regarding the new corporate governance model developed by the Company, the Financial Commitee, in place of the Risk Management Committee, was organized by the Executive Board. Such a Committee is sponsored by the Financial Board and made up of all executive managers from the Financial area, and executive managers of Business can also be called to discuss about specific subjects. Among the Financial Commitee liabilities, it shall evaluate risk exposures and establish guidelines to measure, supervise and manage the risk concerning the Company's operation. The Board of Directors shall be liable to decide about the issues.

The risk management policy of Petrobras aims at contributing towards an appropriate balance between its objectives for growth and return and its level of risk exposure, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources the Company may attain its strategic goals.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

3.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an asset or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions.  Market risk is managed by the Company’s executive officers. The Company does not hold or issue derivative financial instruments for trading purposes.

a)      Commodity price risk management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities are primarily undertaking through the uses of future contracts traded on stock exchanges; and options and swaps entered into with major financial institutions. The Company does not use derivative contracts for speculative purposes.

The Company usually does not use derivatives to manage overall commodity price risk exposure, taking into consideration that the Company’s business plan uses conservative price assumptions associated to the fact that, under normal market conditions, price fluctuations of commodities do not represent a substantial risk to achieve strategic objectives.

The decision to enter into hedging or non-hedging derivatives is reviewed periodically and recommended, or not, to the Risk Management Committee. If entering into derivative is indicated, in scenarios with a significant probability of adverse events, and such decision is approved by the Board of Directors, the derivative transactions should be carried out with the aim of protecting the Company’s solvency, liquidity and execution of the corporate investment plan, considering an integrated analysis of all the Company’s risk exposures.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

Outstanding derivative contracts aimed to mitigate price risk exposures from specific transactions, in which positive or negative results in the derivative transactions are totally or partially offset by the opposite result in the physical positions. The transactions covered by commodity derivatives are certain cargoes traded from import and export operations and transactions between different geographical markets.

As a result of the Company’s current price risk management, derivatives are contracted for short term operations, to mitigate the price risk of specific forecasted transactions. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

3.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

a)     Commodity price risk management (Continued)

The Company’s exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in current period earnings, irrespective of when the physical crude sales occur.

The main parameters used in risk management for variations of Petrobras’ oil and oil products prices are the cash flow at risk (CFAR) for medium-term assessments, Value at Risk (VAR) for short-term assessments, and  Stop Loss. Corporate limits are defined for VAR and Stop Loss.

The hedges settled during the period from January to September 2010 corresponded to approximately 68% of the traded volume of imports and exports to and from Brazil plus the total volume of the products traded abroad.

The main counterparties of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), the Intercontinental Exchange, BNP Paribas, Shell (STASCO) and Morgan Stanley.

The commodity derivative contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets, recognizing gain or losses in earnings, using market to market accounting, in the period of change.

As of September 30, 2010, the Company had the following outstanding commodity derivative contracts:

Commodity Contracts Maturity in 2010	Notional amount in thousands of bbl* As of September 30, 2010

Futures and Forward contracts	(10,673)
Option contracts	(9,834)

* A negative notional value represents a sale position.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

3.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

b)     Foreign currency risk management

Exchange risk is one of the financial risks that the Company is exposed to originating from changes in the levels or volatility of exchange rates. With respect to the management of these risks, the Company seeks to identify and handle them in an integrated manner, seeking to assure efficient allocation of the resources earmarked for the derivative.

Taking advantage of operating in an integrated manner in the energy segment, the Company seeks, primarily, to identify or create “natural risk mitigation”, benefiting from the correlation between its income and expenses.   In the specific case of exchange variations inherent to the contracts with the cost and remuneration involved in different currencies, this natural risk mitigation is carried out through allocating the cash investments between the real and the US dollar or another currency.

The risk management is based on the Company’s net exposure. Periodical analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain of the Company’s obligations.

BR Distribuidora (wholly owned subsidiary) entered into an over the counter contract, not qualified as hedge accounting, for covering the trading margins inherent to exports (aviation segment) for foreign clients. The objective of the operation, contracted contemporaneously with the definition of the cost of the products exported, is to lock the trading margins agreed with the foreign clients. Internal policy limits the volume of derivative contracts to the volume of products exported.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

The volume of hedge executed for the exports occurring between January and September 2010 represented 54.9% of the total exported by BR Distribuidora. The settlements of the operations that matured between January 1 and September 30, 2010 generated a positive result for the Company of US$5.

The over the counter contract is presented at fair value as either assets or liabilities on the Company’s consolidated balance sheets, recognizing gains or losses in earnings, using market to market accounting, in the period of change.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

3.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

b)       Foreign currency risk management (Continued)

As of September 30, 2010, the Company had the following foreign currency derivative contracts, not qualified as hedging accounting:

Notional Amount
Foreign Currency	US$ million

Sell USD / Pay BRL	149

Cash flow hedge

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the Company’s costs in this operation in dollars.  In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term.

The Company has qualified its cross currency swap as a cash flow hedge. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge is expected to be highly effective in achieving to offset cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments qualified as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extent the hedge is effective, is presented in accumulated other comprehensive income until the cash flows of the hedged item occurs.

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedged items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective to offset the variation in the cash flows of the bonds issued in Yens.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

3.    Derivative Instruments, Hedging and Risk Management Activities (Continued)

b)     Foreign currency risk management (Continued)

Cash flow hedge (Continued)

As of  September 30, 2010, the Company had the following cross currency swaps:

Cross Currency Swaps
Maturing in 2016%		Notional Amount (Million)

Fixed to fixed
Average Pay Rate (USD)	5.69	US$298
Average Receive Rate (JPY)	2.15	JPY$35,000

c)      Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP) as fixed by the National Monetary Counsel. The Company currently does not use derivative financial instruments to manage its exposure to fluctuations in interest rates.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

3.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

d)     Tabular presentation of the location and amounts of derivative fair values

The effect of derivative instruments on the balance sheets for the nine-month period ended September 30, 2010, is presented as follows:

In millions of dollars	Asset Derivatives		Liability Derivatives
As of September 30,	2010		2010
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives qualified as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	94		-
Total		94		-

Derivatives not qualified as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	1	Other payables and accruals	-

Commodity contracts	Other current assets	40	Other payables and accruals	(80)

Total		41		(80)
Total Derivatives		135		(80)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

3.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

d)        Tabular presentation of the location and amounts of derivative fair values (Continued)

The effect of derivative instruments on the balance sheets for the year ended December 31, 2009 is presented as follows:

In millions of dollars	Asset Derivatives		Liability Derivatives
As of December 31,	2009		2009
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives qualified as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	65		-
Total		65		-

Derivatives not qualified as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	1	Other payable and accruals	-
Commodity contracts	Other current assets	35	Other payables and accruals	(51)

Total		36		(51)
Total Derivatives		101		(51)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

3.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

d) Tabular presentation of the location and amounts of derivative fair values    (Continued)

  The effect of derivative instruments on the statement of financial position for the nine-month period ended September 30, 2010, is reflected as follows:

Derivatives in Codification Topic 815 Cash Flow Hedging Relationship	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) reclassified from Accumulated OCI into Income (Effective portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Recognized in income on derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	September 30, 2010		September 30, 2010	September 30, 2010

Foreign exchange contracts	20	Financial Expenses	(35)	-
	20		(35)	-

  The effect of derivative instruments on the statement of financial position for the nine-month period ended September 30, 2009, is reflected as follows:

Derivatives in Codification Topic 815 Cash Flow Hedging Relationship	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) reclassified from Accumulated OCI into Income (Effective portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Recognized in income on derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	September 30, 2009		September 30, 2009	September 30, 2009

Foreign exchange contracts	15	Financial Expenses	3	-
	15		3	-

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

3.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

d)  Tabular presentation of the location and amounts of derivative fair values (Continued)

Derivatives Not Qualified as Hedging Instruments under Codification Topic 815	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative

		September 30, 2010

Foreign exchange contracts	Financial income/(expenses) net	6
Commodity contracts	Financial income/(expenses) net	23

Total		29

Derivatives Not Qualified as Hedging Instruments under Codification Topic 815	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative

		September 30, 2009

Foreign exchange contracts	Financial income/(expenses) net	(33)
Commodity contracts	Financial income/(expenses) net	(103)

Total		(136)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

4.      Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively, for the nine-month periods ended September 30, 2010 and 2009.

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory tax rate.

The following table reconciles the tax calculated based upon the Brazilian statutory tax rate of 34% to the income taxes expenses recorded in the consolidated statements of income.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

	Nine-month periods ended September 30,
	2010	2009

Income before income taxes and noncontrolling interests
Brazil	17,434	15,109
International	1,229	1,149

	18,663	16,258

Tax expense at statutory rates - (34%)	(6,345)	(5,528)

Adjustments to derive effective tax rate:
Non-deductible post-retirement and health-benefits	(152)	(126)
Tax benefits on interests on shareholders’ equity	1,023	802
Foreign income subject to different tax rates	227	439
Tax incentive (1)	95	115
Other	122	(66)

Income tax expense per consolidated statement of income	(5,030)	(4,364)

(1)          On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct certain tax incentives from income tax payable, covering the tax years of 2006 until 2015. During the nine-month period ended September 30, 2010, Petrobras recognized a tax benefit in the amount of US$95 (US$115 on September 30, 2009) primarily related to these incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities, which have been accounted for under the flow through method.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

4.   Income Taxes (Continued)

The following table shows a breakdown between domestic and international income taxes benefits (expenses) attributable to income from continuing operations:

	Nine-month periods ended September 30,
	2010	2009

Income taxes expenses per consolidated statement of income:
Brazil
Current	(2,979)	(3,676)
Deferred	(1,865)	(385)

	(4,844)	(4,061)

International
Current	(179)	(366)
Deferred	(7)	63

	(186)	(303)

	(5,030)	(4,364)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

4.        Income Taxes (Continued)

The major components of the deferred income tax accounts in the consolidated balance sheets are as follows:

	September 30, 2010	December 31, 2009

Current assets	474	669
Valuation allowance	(23)	(8)
Current liabilities	(11)	(15)

Net current deferred tax assets	440	646

Non-current assets
Employees’ postretirement benefits, net of Accumulated postretirement benefit reserves adjustments	945	879
Tax losses carryforwards	2,366	2,194
Other temporary differences, not significant individually	1,320	1,091
Valuation allowance	(1,770)	(1,691)

	2,861	2,473

Non-current liabilities
Capitalized exploration and development costs	(10,623)	(8,912)
Property, plant and equipment	(1,722)	(1,609)
Exchange variation	(1,293)	(995)
Other temporary differences, not significant individually	(756)	(526)

	(14,394)	(12,042)

Net non-current deferred tax liabilities	(11,533)	(9,569)

Non-current deferred tax assets	365	275

Non-current deferred tax liabilities	(11,898)	(9,844)

Net deferred tax liabilities	(11,093)	(8,923)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

4.        Income Taxes (Continued)

The Company and its subsidiaries file income tax returns in Brazil and in many foreign jurisdictions. These tax returns are open to examination by the respective tax authorities in accordance with each local legislation.

As of and for the nine-month period ended September 30, 2010, the Company did not have any material unrecognized tax benefits. Additionally, the Company does not expect that the amount of the unrecognized tax benefits will change significantly within the next twelve months.

5.        Cash and Cash Equivalents

	September 30, 2010	December 31, 2009

Cash	1,536	1,478
Investments – Brazilian Reais (1)	14,882	10,780
Investments – U.S. dollars (2)	11,033	3,911

	27,451	16,169

(1)   Comprised primarily federal public bonds with immediate liquidity and the securities are tied to the American dollar quotation or to the remuneration of the Interbank Deposits - DI.

 (2)   Comprised primarily by Time Deposit and securities with fixed income.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

6.      Marketable Securities

	September 30, 2010

		December 31, 2009

Marketable securities classification:

Available-for-sale	3,172

		2,551
Trading	6,359

		-
Held-to-maturity	156

		180

	9,687

		2,731

Less: Current portion of marketable securities	(6,795)

		(72)

Long-term portion of marketable securities	2,892

		2,659

Available-for-sale securities are presented as “Non-current assets”, as they are not expected to be sold or liquidated within the next twelve months. As of September 30, 2010, Petrobras had a balance of US$2,601 linked to B Series National Treasury Notes, which are accounted for as available-for-sale securities in accordance with Codification Topic 320.

On October 23, 2008, the B Series National Treasury Notes were used as a guarantee after the confirmation of the agreements into with Petros, Petrobras’ pension plan (see Note 13 (b)). The nominal value of the NTN-Bs is based on variations in the Amplified Consumer Price Index (IPCA). The maturities of these notes are 2024 and 2035 and they bear interest coupons of 6% p.a., which is paid semi-annually. At September 30, 2010, the balances of the National Treasury Notes - Series B (NTN-B) are measured in accordance to their market value, based on the average prices disclosed by the National Association of Open Market Institutions (ANDIMA).

During the third quarter of 2010, Petrobras invested a portion of the resources raised from the Global Offering (see note 19) primarily in Brazilian Treasury Securities with original maturity of more than three months. These securities were classified as trading, in accordance with Codification Topic 320, due to the purpose of selling them in the near term.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

7.      Inventories

	September 30, 2010	December 31, 2009

Products
Oil products	4,433	3,379
Fuel alcohol	321	377

	4,754	3,756

Raw materials, mainly crude oil	5,765	5,494
Materials and supplies	1,991	1,917
Other	72	75

	12,582	11,242

Current inventories	12,538	11,227

Long-term inventories	44	15

Inventories are stated at the lower of cost or net realizable value. As a result of the decline in the market prices of oil products, the Company recognized a loss of US$291 for the nine-month period ended September 30, 2010 (US$252 for the nine-month period ended September 30, 2009), which was classified as other operating expenses in the consolidated income statement.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

8.      Recoverable Taxes

Recoverable taxes are as follows:

	September 30, 2010	December 31, 2009

Local:
Domestic value-added tax (ICMS) (1)	3,172	2,816
PASEP/COFINS (2)	6,319	4,858
Income tax and social contribution	1,064	1,315
Foreign value-added tax (IVA)	35	42
Other recoverable taxes	490	371

	11,080	9,402

Less: Long-term recoverable taxes	(6,315)	(5,462)

Current recoverable taxes	4,765	3,940

(1)  Domestic value-added sales tax (ICMS) is composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset against taxes of the same nature.

(2)  Composed of credits arising from non-cumulative collection of PASEP and COFINS, which can be compensated with other federal taxes payable.

The recoverable income tax and social contribution will be offset against future income taxes payable.

Petrobras plans to fully recover these taxes, and as such, no allowance has been provided.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

9.      Petroleum and Alcohol Account - Receivable from Federal Government

The following summarizes the changes in the Petroleum and Alcohol account for the nine-month period ended September 30, 2010:

Nine-month period ended September 30, 2010

Opening balance	469
Financial income	2
Translation loss	13

Ending balance	484

In order to conclude the settlement of accounts with the Federal Goverment, pursuant to Provisional Measure nº 2,181, of August 24, 2001, and after providing all the information required by the National Treasury Office - STN, Petrobras is seeking to settle all the remaining disputes between the parties.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the above options.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

10.  Financing

The Company has utilized project financing to continue its development of  exploration, production and related projects.

The VIE's associated with the project financing projects are consolidated based on ASC Topic 810-10-25 (“Variable Interest Entities”).

a)    Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	September 30, 2010	December 31, 2009

Imports - oil and equipment	65	189
Working capital	5,103	4,070

	5,168	4,259

The weighted average annual interest rates on outstanding short-term borrowings were 2.63% and 2.53% at September 30, 2010 and December 31, 2009, respectively.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

10. Financing (Continued)

b)   Long-term debt

•         Composition

	September 30, 2010	December 31, 2009
Foreign currency
Notes	12,122	11,593
Financial institutions	17,816	12,119
Sale of future receivables	283	334
Suppliers’ credits	49	6
Assets related to export program to be offset against sales of future receivables	(150)	(150)

	30,120	23,902

Local currency
National Economic and Social Development
Bank - BNDES (state-owned bank)	20,867	16,332
Debentures	869	3,762
Debentures:
Other Banks	891	1,610
Export Credit Notes	6,307	3,663
Bank Credit Certificate	2,134	2,075
Other	296	1,099

	31,364	28,541

Total	61,484	52,443
Current portion of long-term debt and interest	(7,353)	(4,294)

	54,131	48,149

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

10.  Financing (Continued)

b)   Long-term debt (Continued)

•         Composition of foreign currency denominated debt by currency

	September 30, 2010	December 31, 2009

Currency
United States dollars	29,318	23,007
Japanese Yen	666	654
Euro	51	53
Other	85	188

	30,120	23,902

•         Maturities of the principal of long-term debt

The long-term portion at September 30, 2010, becomes due in the following years:

2011	1,211
2012	3,418
2013	2,211
2014	2,733
2015	4,850
2016 and thereafter	39,708

54,131

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

10.  Financing (Continued)

b)    Long-term debt (Continued)

The composition of annual interest rates on long-term debt are as follows:

	September 30, 2010	December 31, 2009
Foreign currency
6% or less	21,232	15,105
Over 6% to 8%	6,906	6,913
Over 8% to 10%	1,736	1,743
Over 10% to 12%	132	33
Over 12% to 15%	114	108

	30,120	23,902

Local currency
6% or less	2,637	1,614
Over 6% to 8%	10,992	15,151
Over 8% to 10%	2,786	6,001
Over 10% to 12%	14,949	5,775

	31,364	28,541

	61,484	52,443

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

10.  Financing (Continued)

b)    Long-term debt (Continued)

Issuance of long-term debt

The main long-term funding carried out in the period from January to September 2010 is shown in the following table:

b.1) Foreign

Company	Date	Amount US$ million	Maturity	Description

Petrobras	Feb/2010	2,000	2019	Financing obtained from the China Development Bank (CDB), with a cost of Libor plus spread of 2.8% p.a.

Petrobras	March/2010	2,000	2019

PNBV	Apr/2010	1,000	2015	Financing obtained from the Credit Agriclole, at a rate of Libor plus spread of 1.625% p.a.

PNBV	Jul/2010	1,000	2017	Financing obtained from the Standard Chartered Bank, at a rate of Libor plus 1.79% p.a.

PNBV	Aug/2010	1,000	2015	Financing obtained from the Citibank, at a rate of Libor plus 1.61% p.a.

		7,000

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

      b.2) In Brazil

Company	Date	Amount (US$ million)	Maturity	Description

Refap	Feb and Mar//2010	354	Until 2015	Export credit note with an interest rate between 109.4% and 109.5% of average rate of CDI.

Petrobras	Jun/2010	1,299	2016	Financing obtained from Banco do Brasil, through the issuance of an export credit note at a rate of 110.5% of average rate of CDI + flat fee of 0.85%.

Petrobras	Jun/2010	1,180	2017	Financing obtained from Caixa Economica Federal, through the issuance of an export credit note at a rate of 112.9% of average rate of CDI.

		2,833

c)   Outstanding lines of credit with official credit agencies

c.1)      Foreign

		Amount in US$
Company	Agency	Contracted	Used	Balance	Description
Petrobras	China Development Bank	10,000	7,000	3,000	Libor +2.8% p.a.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

10.  Financing (Continued)

c)    Outstanding lines of credit with official credit agencies (Continued)

c.2)      In Brazil

		Amount in US$
Company	Agency	Contracted	Used	Balance	Description

Transpetro (*)	BNDES	5,426	258	5,168	Program for Modernization and Expansion of the FLEET (PROMEF) - TJLP+2.5% p.a.

Transportadora Urucu Manaus TUM	BNDES	1,879	1,842	37	Coari-Manaus gas pipeline - TJLP+1.76%/1.96% p.a.

Transportadora GASENE	BNDES	1,307	1,307	-	Cacimbas-Catu gas pipeline (GASCAC) – TJLP+1.96% p.a.

Transportadora GASENE	BNDES	560	560	-	Cacimbas-Catu gas pipeline (GASCAV) – TJLP+1.96% p.a.

Petrobras	Banco do Brasil	295	203	92	Cédula de Crédito Comercial (FINAME) – 4.5% p.a.

Petrobras	Caixa Economica Federal	177	-	177	Cédula de Crédito Bancário (Crédito Rotativo) – 110% of average rate of CDI.

(*)   Agreements for conditioned purchase and sale of 46 ships were entered into with 6 Brazilian shipyards in the amount of US$6,029, where 90% is financed by BNDES.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

11. Financial Income (Expenses), Net

Financial expenses, financial income, monetary and exchange variations, allocated to income for the nine-month periods ended September 30, 2010 and 2009 are as follows:

	Nine-month periods ended September 30,
	2010	2009
Financial expenses
Loans and financing	(2,648)	(1,318)
Project financing	(178)	(236)
Leasing	(11)	(25)
Losses on derivative instruments	(123)	(379)
Repurchased securities losses	(20)	(23)
Other	(521)	(358)
	(3,501)	(2,339)

Capitalized interest	2,238	1,328

	(1,263)	(1,011)
Financial income
Investments	616	498
Marketable securities	282	330
Gains on derivative instruments	152	243
Clients	108	82
Other	321	168

	1,479	1,321

Monetary and exchange variations	311	(276)

	527	34

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

12.  Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. As of September 30, 2010, assets under capital leases had a net book value of US$477 (US$750 at December 31, 2009).

The following is a schedule by year of the future minimum lease payments as of September 30, 2010:

2010	88
2011	107
2012	42
2013	18
2014	18
2015	18
2016 and thereafter	46
Estimated future lease payments	337

Less amount representing interest at 6.2% to 12.0% annual	(44)

Present value of minimum lease payments	293

Less current portion of capital lease obligations	138

Long-term portion of capital lease obligations	155

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

13.  Employees’ Postretirement Benefits and Other Benefits

a)    Employees’ postretirement benefits balances

The Company sponsors a contributory defined benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. During 2010, the Company made contributions of US$560 to pension and health care plans (US$586 in 2009).

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of
	September 30, 2010			December 31, 2009
		Health			Health
	Pension	Care		Pension	Care
	Benefits	Benefits	Total	Benefits	Benefits	Total
Current liabilities
Defined-benefit plan	383	334	717	182	325	507
Variable Contribution plan	28	-	28	187	-	187

Employees’.postretirement>projected benefits obligation	411	334	745	369	325	694

Long-term liabilities
Defined-benefit plan	4,572	7,170	11,742	4,419	6,544	10,963
Variable Contribution plan	119	-	119	-	-	-
Employees’ postretirement projected benefits obligation	4,691	7,170	11,861	4,419	6,544	10,963

Shareholders’ equity - Accumulated other comprehensive income
Defined-benefit plan	2,331	124	2,455	2,282	121	2,403
Variable Contribution plan	91	-	91	91	-	91
Tax effect	(823)	(43)	(866)	(807)	(41)	(848)

Net balance recorded in shareholders’ equity	1,599	81	1,680	1,566	80	1,646

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

13. Employees’ Postretirement Benefits and Other Benefits (Continued)

b)    Funded status of the plans

Net periodic benefit cost includes the following components:

	As of September 30,
	2010			2009
	Pension Plans			Pension Plans
	Defined-Benefits	Variable Contribution	Health Care Benefits	Defined-Benefits	Variable Contribution	Health Care Benefits

Service cost-benefits earned during the period	188	67	88	138	34	47
Interest cost on projected benefit obligation	2,319	26	588	1,513	12	402
Expected return on plan assets	(1,974)	(13)	-	(1,276)	(5)	-
Amortization of net actuarial loss	47	7	1	-	-	-
Amortization of prior service cost	-	-	-	34	5	1
	580	87	677	409	46	450

Employees’ contributions	(174)	(20)	-	(156)	(15)	-

Net periodic benefit cost	406	67	677	253	31	450

b.1)   Defined benefits plan

Petrobras and its subsidiaries sponsoring the Petros plan, trade unions and Petros executed a Financial Commitment Agreement on October 23, 2008, after legal homologation on August 25, 2008, to cover commitments with pension plans, which will be paid in semi-annually installments with interest of 6% p.a. on the debtor balance updated by the IPCA, for the next 20 years, as previously agreed during the renegotiation. At September 30, 2010, the balance of the obligation of Petrobras and subsidiaries referring to the Financial Commitment Agreement was US$2,670, of which US$65 matures in 2010.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

13. Employees’ Postretirement Benefits and Other Benefits (Continued)

b)   Funded status of the plans (Continued)

b.1)   Defined benefits plan (Continued)

The Company’s obligation, through the Financial Commitment Agreement, presents a counterpart to the concessions made by the members/beneficiaries of the Petros Plan in the amendment of the plan's regulations, in relation to the benefits, and in the closing of existing litigations.

At September 30, 2010, Petrobras had long-term National Treasury Notes in the amount of US$2,601 (US$2,363 at December 31, 2009), acquired to balance liabilities with Petros, which will be held in the Company's portfolio and used as a guarantee for the Financial Commitment Agreement.

b.2)   Variable contribution plan

As from July 01, 2007, the Company implemented the new supplementary pension plan, a Variable Contribution (CV) or mixed plan, called Petros Plan 2, for all new employees.

A portion of this plan with defined benefits characteristics refers to the risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, was recognized in the results for the year as the contributions are made. In the nine-month period ended September 30, 2010, the contribution of Petrobras and subsidiaries to the defined contribution portion of this plan was US$142.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

Petrobras and the other sponsors fully assumed the contributions corresponding to the period in which the participants had no plan. The plan will continue to admit new subscribers after this date but no longer including any payment for the period relating to past service.

The disbursements related to the cost of past service will be made on a monthly basis over the same number of months during which the participant had no plan and, therefore, should cover the part related to the participants and the sponsors.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

14.  Shareholders’ Equity

a)      Capital

The Company’s subscribed and fully paid-in capital at September 30, 2010 consisted of 7,367,255,304 common shares and 5,489,244,532 preferred shares (5,073,347,344 common shares and 3,700,729,396 preferred shares at December 31, 2009). The preferred shares do not have any voting rights and are not convertible into common shares or vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

The relation between the ADS and shares of each class is of 2 (two) shares for one ADS.

Current Brazilian law requires that the Federal Government retains ownership of 50% plus one share of the Company’s voting shares.

a.1) Capital increase

On September 23, 2010, the Board of Directors of Petrobras approved a capital increase from US$39,741 (R$85,109 million) to US$106,655 (R$200,161 million) through the issuance of 2,293,907,960 common shares and 1,788,515,136 preferred shares, with the same rights of its existing shares.

On September 29, 2010, as a result of  the Global Offering of the abovementioned shares, Petrobras raised US$67,467 (R$115,052 million), US$39,768 (R$67,816 million) represented by Brazilian Treasury Shares and the remaining US$27,699 (R$47,236 million) in cash. All the Brazilian Treasury Shares and part of the cash raised was used to settle the Assignment Agreement (See note 19).

As a result of the issuance, Petrobras' total capital is represented by 7,367,255,304 common shares and by 5,489,244,532 preferred shares as of September 30, 2010.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

On October 1, 2010, the Board of Directors of Petrobras approved the issuance of 75,198,838 common shares and 112,798,256 preferred shares, resulting from the offering green shoe, with the same prices and rights of the previously shares issuance. As a result of the issuance, Petrobras raised US$3,091 (R$5,196 million) and its total capital is represented by 7,442,454,142 common shares and by 5,602,042,788 preferred shares.

The global offering direct costs in the amount of US$234 (R$416 million), net of taxes, was recorded in shareholders’ equity.

The Special General Shareholders’ Meeting, held jointly with the General Shareholders’ Meeting on April 22, 2010, approved  the increase in the Company’s capital from US$36,194 (R$78,967 million) to US$39,741 (R$85,109 million), through the capitalization of part of the profit reserves in the amount of US$3,251 (R$5,627 million), where US$519 (R$899 million) is from the statutory reserve, US$2,724 (R$4,713 million) from the profit retention reserve, in accordance with article 199, of Law 6404/76,  and US$8 (R$15 million) from part of the tax incentive reserve formed in 2009, in compliance with article 35, paragraph 1, of Ordinance 2091/07 of the Government Ministry of National Integration, and from capital reserves in the amount of  US$296 (R$515 million).

The Special General Shareholders’ Meeting, held on June 22, 2010, approved some amendments to the bylaws of the Company, the main as follows:

a.1) Increase the limit of preferred shares to two billion four hundred million (2,400,000,000) shares of the Company without changing the corresponding current amount of US$33,937 (R$60,000 million), in accordance with article 40, I of the bylaws of the Company; and

      a.2) Include a provision to set a limit for authorized capital for common shares of the Company in the amount of US$50,905 (R$90,000 million) by the issuance of a number of common shares not exceeding three billion two hundred thousand (3,200,000,000) shares, in accordance with article 40 of the bylaws of the Company.

For more information see Petrobras’ Press Release of June 22, 2010.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

14.  Shareholders’ Equity (Continued)

b)   Dividends and interest on shareholders’ equity related to 2009 results

The General Shareholders’ Meeting of April 22, 2010 approved dividends referring to 2009, in the amount of US$4,560 (R$8,335 million), to common and preferred share, without distinction, that compose the capital, the value of which should be monetarily restated in accordance with the variation of the SELIC rate as from  December  31, 2009 until the date of the beginning of payment on April 30, 2010.

Interest on shareholders’ equity in the total at amount of US$3,912 (R$7,195 million), is included in these dividends, and was distributed as follows:

•        On June 24, 2009, in the amount of US$1,347 (R$2,632 million), which was made available to shareholders on November 30, 2009, based on the share position of July 3, 2009.

•        On September 21, 2009, in the amount of US$964 (R$1,755 million), which was made available to shareholders on December 21, 2009, based on the share position of September 30, 2009.

•        On December 17, 2009, in the amount of US$1,002 (R$1,755 million), which was made available to shareholders on December 29, 2009, based on the share position of December 18, 2009.

•        On February 26, 2010, the final portion of interest on shareholders’ equity, which was made available to shareholders on April 30, 2010, based on the shareholding position as of April 22, 2010, in the amount of US$599 (R$1,053 million), together with the dividends of US$648 (R$1,140 million).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

14. Shareholders’ Equity (Continued)

c)   Interest on shareholders' equity – fiscal year 2010

The Company’s Board of Directors approved distribution in advance of remuneration to shareholders in the form of interest on shareholders’ equity, as established in article 9 of Law 9249/95 and Decrees 2673/98 and 3381/00, as follows:

•         On May 14, 2010, in the amount of US$977 (R$1,755 million), which was made available to shareholders on May 31, 2010, based on the shareholding position at May 21, 2010.

•         On July 16, 2010, in the amount of US$986 (R$1,755 million), which was made available to shareholders on August 31, 2010, based on the shareholding position at July 30, 2010.

•         On October 22, 2010,  in the amount of US$1,074 (R$1,826 million), to be made available not later than December 31, 2010, based on the shareholding position at November 1, 2010.

This interest on shareholders’ equity should be discounted from the remuneration that will be distributed at the closing of the fiscal year 2010. The amount will be monetarily updated according to the variation of the SELIC rate since the date of effective payment until the end of the aforementioned fiscal year.

The interest on shareholders’ equity is subject to the levy of income tax at the rate of 15% (fifteen percent), except for shareholders that are declared immune or exempt.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

14.  Shareholders’ Equity (Continued)

d)    Dividends and interest on shareholders’ equity related to 2010 results

	Nine-month periods ended September 30,
	2010	2009

Net income for the period attributable to Petrobras	13,288	10,361
Less priority preferred share dividends	(2,221)	(1,066)
Less common shares dividends, up to the priority preferred shares dividends on a per-share basis	(3,044)	(1,462)

Remaining net income to be equally allocated to common and preferred shares	8,023	7,833

Weighted average number of shares outstanding:
Common	5,090,152,531	5,073,347,344
Preferred	3,713,832,071	3,700,729,396

Basic and diluted earnings per:
Common and preferred share	1.51	1.18
Common and preferred ADS	3.02	2.36

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

15.  Commitments and Contingencies

Petrobras is subject to a number of commitments and contingencies arising from its normal course of business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, or environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily predictable.

a)   Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising from its normal course of business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals to provide sufficiently for losses that are considered probable and reasonably estimable.

At September 30, 2010 and December 31, 2009, the respective amounts accrued by type of claims are as follows:

	September 30, 2010	December 31, 2009

Labor claims	138	71
Tax claims	247	94
Civil claims	503	272
Commercials claims and other contingencies	65	63

Total	953	500

Current contingencies	(32)	(31)

Long-term contingencies	921	469

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

15. Commitments and Contingencies (Continued)

a)   Litigation (Continued)

As of September 30, 2010 and December 31, 2009, in accordance with Brazilian law, the Company had US$1,533 and US$1,158, respectively, into federal deposit accounts to provide for certain claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

The principal proceedings, disclosed previously as a possible loss, this quarter are classified as a probable loss, due to the development of the legal case or agreements in progress, as follows:

a.1) ICMS – Sinking of Platform P-36

In 2001, Platform P-36 was imported by Petrobras through temporary admission in accordance with the special regime for imports and exports (REPETRO) which suspends taxation and, therefore, on this occasion state taxes were not due.

With the sinking of the platform, the State of Rio de Janeiro initiated actions for collection of the suspended ICMS through tax foreclosure proceedings as it understands that there will no longer be return of the platform.

In February 2010, with an unfavorable decision at the last level of appeals in the Superior Court of Rio de Janeiro, Petrobras began to evaluate the legal aspects of the suit and the economic aspects of the use of the benefits of tax amnesty established in State Law 5647, of January 18, 2010, which permits elimination of fines and an expressive decrease in other charges, as well as the possibility of payment with court order debts.

Petrobras adhered to the payment conditions of the aforementioned State Law, fixing the total amount agreed upon with the State of Rio de Janeiro in the amount of US$265.

In May 2010 Petrobras paid the amount of US$185. The remaining balance of US$80, has been provided and will be paid in court order debts. In addition, the State of Rio de Janeiro has analyzed tax benefits related to other projects and negotiations with the Company.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

15. Commitments and Contingencies (Continued)

a)   Litigation (Continued)

a.2) Triunfo Agro Industrial S.A and others

During the year 2000, Triunfo Agro Industrial and Others filed a suit against Petrobras, claiming losses and damages as a result of the annulling of a credit assignment transaction – excise tax (IPI) premium. The hearing by the Superior Court of Rio de Janeiro, in the second instance, was unfavorable to Petrobras and approval was denied for the appeal lodged by the Company. Appeals will be filed against this decision in the higher courts in Brasilia.

Parallely to the filing of the aforementioned appeals, on September 28, 2010 Petrobras filed a rescissory action with the Superior Court of Rio de Janeiro.

Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible. The maximum estimated exposure as at September 30, 2010, is around US$278, which has been provided.

a.3) Notice of infraction – National Agency for Petroleum, National Gas and Biofuel – ANP

On July 1, 2010, the Company received a notice that a suit had been filed by ANP, in the amount of US$131, for the alleged miscalculations of the special participation tax basis in the Barracuda and Caratinga fields.

On July 15, 2010, Petrobras filed its defense with ANP.

ANP presented a new official letter, with a review of the amount for the official notification, as it understands that part of the leasing agreement would not consist of a financing transaction.

At September 30, 2010, the maximum estimated exposure is around US$49, which has been provided.

On October 28, 2010, Petrobras paid the first installment of a total of 30, with respect to this liability.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

15. Commitments and Contingencies (Continued)

a)   Litigation (Continued)

a.4) Processes for small amounts

The Company is involved in a number of legal and administrative proceedings with expectations of possible losses, whose total as at September 30, 2010, is broken down as follows: US$65 for civil actions, US$548 for labor actions, US$503 for tax actions and US$112 for environmental actions.

b)   Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on its operations or cash flows.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

16.    Fair value Measurements

The Company’s debt including project financing obligations, resulting from Codification Topic 810 consolidation amounted to US$53,609 at September 30, 2010, and had an estimated fair value of US$54,910.

The fair value hierarchy for the Company’s financial assets and liabilities accounted for at fair value on a recurring basis, at September 30, 2010, was:

	As of September 30, 2010

	Level 1	Level 2	Level 3	Total

Assets
Marketable securities	9,531	-	-	9,531
Foreign exchange derivatives (Note 3)	-	95	-	95
Commodity derivatives (Note 3)	28	12	-	40

Total assets	9,559	107	-	9,666

Liabilities
Commodity derivatives (Note 3)	(70)	(10)	-	(80)

Total liabilities	(70)	(10)	-	(80)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

16.  Fair value Measurements (Continued)

The fair value hierarchy for the Company’s non financial assets and liabilities measured at fair value on a non-recurring basis at September 30, 2010, was:

	As of September 30, 2010

	Level 1	Level 2	Level 3	Total

Assets
Long-lived assets held for sale	-	34	-	34
Long-lived assets held and used	-	-	94	94

In accordance with ASC Topic 360, long-lived assets held for sale with a carrying amount of US$84 were written down to their fair value of US$34, resulting in an impairment charge before taxes of US$50.  The fair value was obtained from bids of prospective buyers.

In accordance with the provisions of ASC Topic 360, long-lived assets held and used with a carrying amount of US$138 were written down to their fair value of US$94, resulting in an impairment charge of US$44, before taxes, which was included in earnings for the period.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

17.  Segment Information

The following presents the Company’s assets by segment:

	As of September 30, 2010
	Exploration	Refining,	Gas	International
	and	Transportation	&	(see separate
	Production	& Marketing (1)	Power (1)	disclosure)	Distribution	Corporate (2)	Eliminations	Total

Current assets	4,816	16,069	2,946	3,045	3,999	39,428	(4,331)	65,972

Cash and cash equivalents	-	-	-	-	-	27,820	(369)	27,451
Other current assets	4,816	16,069	2,946	3,045	3,999	11,608	(3,962)	38,521

Investments in non-consolidated
companies and other investments	317	2,733	777	1,250	223	651	-	5,951

Property, plant and equipment, net	125,898	42,000	23,395	9,310	2,495	3,227	(47)	206,278

Non-current assets	3,833	2,925	1,491	2,518	344	9,063	(239)	19,935

Total assets	134,864	63,727	28,609	16,123	7,061	52,369	(4,617)	298,136

(1)  The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power".

(2)  The assets related to biofuels are included in the Corporate segment.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

17. Segment Information (Continued)

	As of September 30, 2010
	International
	Exploration	Refining,
	and	Transportation	Gas &
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Current assets	1,020	1,696	265	410	67	(413)	3,045

Investments in non-consolidated	747	29	154	38	282	-	1,250
companies and other investments

Property, plant and equipment, net	8,047	1,019	257	250	122	(385)	9,310

Non-current assets	2,547	318	120	67	1,173	(1,707)	2,518

Total assets	12,361	3,062	796	765	1,644	(2,505)	16,123

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

17. Segment Information (Continued)

The following presents the Company’s assets by segment:

	As of December 31, 2009
	Exploration and Production	Refining, Transportation & Marketing (1)	Gas & Power (1)	International (see separate disclosure)	Distribution	Corporate (2)	Eliminations	Total

Current assets	3,636	14,810	2,971	2,737	3,270	19,948	(4,728)	42,644

Cash and cash equivalents	-	-	-	-	-	16,169	-	16,169
Other current assets	3,636	14,810	2,971	2,737	3,270	3,779	(4,728)	26,475

Investments in non-consolidated companies and other investments	285	1,635	761	1,318	221	130	-	4,350

Property, plant and equipment, net	70,098	31,508	20,196	9,375	2,342	2,653	(5)	136,167

Non-current assets	3,577	2,016	1,433	1,484	294	8,467	(162)	17,109

Total assets	77,596	49,969	25,361	14,914	6,127	31,198	(4,895)	200,270

(1)  The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power".

(2)  The assets related to biofuels are included in the Corporate segment.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

17.   Segment Information (Continued)

	As of December 31, 2009
	International
	Exploration	Refining
	and	Transportation	Gas
	Production	& Marketing	& Power	Distribution	Corporate	Eliminations	Total

Current assets	1,004	1,400	231	292	198	(388)	2,737

Investments in non-consolidated companies and other investments	833	37	160	38	250	-	1,318

Property, plant and equipment, net	7,961	1,105	271	249	132	(343)	9,375

Non-current assets	1,581	271	107	71	1,278	(1,824)	1,484

Total assets	11,379	2,813	769	650	1,858	(2,555)	14,914

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

17. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Nine-month period ended September 30, 2010

	Exploration and	Refining, Transportation	Gas &	International (see separate

	Production	& Marketing (1)	Power (1)	disclosure)	Distribution	Corporate (2)	Eliminations	Total

Net operating revenues derived from third parties	217	48,358	5,256	7,725	26,508	-	-	88,064
Inter-segment net operating revenues	39,293	23,815	639	2,022	539	-	(66,308)	-

Net operating revenues	39,510	72,173	5,895	9,747	27,047	-	(66,308)	88,064

Cost of sales	(14,981)	(66,623)	(3,963)	(6,965)	(24,708)	-	66,055	(51,185)

Depreciation, depletion and amortization	(4,093)	(758)	(351)	(645)	(158)	(187)	(16)	(6,208)
Exploration, including exploratory dry holes	(1,026)	-	-	(316)	-	-	-	(1,342)
Impairment	-	-	(44)	(50)	-	-	-	(94)
Selling, general and administrative expenses	(302)	(2,152)	(591)	(630)	(1,313)	(1,591)	77	(6,502)
Research and development expenses	(357)	(126)	(82)	(3)	(3)	(165)	-	(736)
Employee benefit expenses	-	-	-	-	-	(640)	-	(640)
Other operating expenses	(829)	(892)	(176)	(193)	(46)	(1,034)	23	(3,147)

Costs and expenses	(21,588)	(70,551)	(5,207)	(8,802)	(26,228)	(3,617)	66,139	(69,854)

Operating income (loss)	17,922	1,622	688	945	819	(3,617)	(169)	18,210

Equity in results of non-consolidated companies	91	1	115	17	-	(4)	-	220
Financial income (expenses), net	-	-	-	-	-	527	-	527
Other taxes	(109)	(37)	(15)	(65)	(13)	(94)	(1)	(334)
Other expenses, net	(12)	46	4	(3)	5	-	-	40

Income (loss) before income taxes	17,892	1,632	792	894	811	(3,188)	(170)	18,663

Income tax benefits (expense)	(6,052)	(555)	(229)	(142)	(277)	2,168	57	(5,030)

Net income (loss) for the period	11,840	1,077	563	752	534	(1,020)	(113)	13,633

Less: Net income (loss) attributable to the noncontrolling interests	103	(37)	8	(57)	-	(362)	-	(345)

Net income (loss) attributable to Petrobras	11,943	1,040	571	695	534	(1,382)	(113)	13,288

(1)  The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power".

(2)  The results with biofuels are included in the Corporate segment.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

17.   Segment Information (Continued)

	Nine-month period ended September 30, 2010

	International

	Exploration	Refining

Gas

	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Net operating revenues derived from third parties	510	3,838	372	2,985	-	20	7,725
Inter-segment net operating revenues	2,178	1,580	30	26	-	(1,792)	2,022

Net operating revenues	2,688	5,418	402	3,011	-	(1,772)	9,747

Cost of sales	(634)	(5,016)	(307)	(2,774)	-	1,766	(6,965)
Depreciation, depletion and amortization	(531)	(60)	(14)	(21)	(19)	-	(645)
Exploration, including exploratory dry holes	(316)	-	-	-	-	-	(316)
Impairment	-	(50)	-	-	-	-	(50)
Selling, general and administrative expenses	(130)	(101)	(6)	(188)	(207)	2	(630)
Research and development expenses	-	(2)	-	-	(1)	-	(3)
Other operating expenses	(29)	(201)	7	11	20	(1)	(193)

Costs and expenses	(1,640)	(5,430)	(320)	(2,972)	(207)	1,767	(8,802)

Operating income (loss)	1,048	(12)	82	39	(207)	(5)	945

Equity in results of non-consolidated companies	26	10	-	4	(23)	-	17
Other taxes	(34)	(2)	(1)	(2)	(26)	-	(65)
Other expenses, net	10	1	-	(4)	(10)	-	(3)

Income (loss) before income taxes	1,050	(3)	81	37	(266)	(5)	894

Income tax benefits (expense)	(181)	(3)	(2)	(4)	48	-	(142)

Net income (loss) for the period	869	(6)	79	33	(218)	(5)	752

Less: Net income (loss) attributable to the noncontrolling interests	-	-	(1)	-	(56)	-	(57)

Net income (loss) attributable to Petrobras	869	(6)	78	33	(274)	(5)	695

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

17. Segment Information (Continued)

	Nine-month period ended September 30, 2009

	Exploration and	Refining, Transportation	Gas &	International (see separate

	Production	& Marketing (1)	Power (1)	disclosure)	Distribution	Corporate (2)	Eliminations	Total

Net operating revenues derived from third parties	484	35,267	3,728	6,048	20,142	-	-	65,669
Inter-segment net operating revenues	25,577	17,624	682	1,009	487	-	(45,379)	-

Net operating revenues	26,061	52,891	4,410	7,057	20,629	-	(45,379)	65,669

Cost of sales	(10,980)	(41,900)	(3,163)	(5,197)	(18,810)	-	44,818	(35,232)

Depreciation, depletion and amortization	(3,089)	(740)	(185)	(616)	(128)	(146)	-	(4,904)
Exploration, including exploratory dry holes	(1,015)	-	-	(179)	-	-	-	(1,194)
Impairment	-	-	-	-	-	-	-	-
Selling, general and administrative expenses	(255)	(1,624)	(423)	(547)	(1,015)	(1,339)	77	(5,126)
Research and development expenses	(215)	(113)	(14)	(1)	(4)	(198)	-	(545)
Employee benefit expenses	-	-	-	-	-	(519)	-	(519)
Other operating expenses	(1,041)	(355)	(268)	(109)	51	(360)	30	(2,052)

Costs and expenses	(16,595)	(44,732)	(4,053)	(6,649)	(19,906)	(2,562)	44,925	(49,572)

Operating income (loss)	9,466	8,159	357	408	723	(2,562)	(454)	16,097

Equity in results of non-consolidated companies	(1)	251	79	42	-	1	-	372
Financial income (expenses), net	-	-	-	-	-	34	-	34
Other taxes	(7)	(36)	(8)	(51)	(10)	(96)	(1)	(209)
Other expenses, net	(18)	162	(13)	(155)	1	(13)	-	(36)

Income (loss) before income taxes	9,440	8,536	415	244	714	(2,636)	(455)	16,258

Income tax benefits (expense)	(3,210)	(2,817)	(113)	(303)	(242)	2,167	154	(4,364)

Net income for the period	6,230	5,719	302	(59)	472	(469)	(301)	11,894

Less: Net income attributable to the noncontrolling interests	67	(33)	(60)	(62)	-	(1,445)	-	(1,533)

Net income (loss) attributable for Petrobras	6,297	5,686	242	(121)	472	(1,914)	(301)	10,361

 (1)  The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power".

(2)  The results with biofuels are included in the Corporate segment.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

17. Segment Information (Continued)

		Nine-month period ended September 30, 2009

		International

		Exploration	Refining

		and	Transportation	Gas &
		Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Net operating revenues derived from third parties		651	3,240	278	1,877	2	-	6,048
Inter-segment net operating revenues		1,294	1,054	39	32	-	(1,410)	1,009

Net operating revenues		1,945	4,294	317	1,909	2	(1,410)	7,057

Cost of sales		(566)	(4,038)	(246)	(1,764)	(2)	1,419	(5,197)
Depreciation, depletion and amortization		(503)	(71)	(10)	(16)	(16)	-	(616)
Exploration, including exploratory dry holes		(179)	-	-	-	-	-	(179)
Selling, general and administrative expenses		(109)	(109)	(9)	(130)	(190)	-	(547)
Research and development expenses	-	-	-	-	-	(1)	-	(1)
Other operating expenses		(8)	(126)	2	9	6	8	(109)

Costs and expenses		(1,365)	(4,344)	(263)	(1,901)	(203)	1,427	(6,649)

Operating income (loss)		580	(50)	54	8	(201)	17	408

Equity in results of non-consolidated companies		26	2	4	6	4	-	42
Other taxes		(9)	(3)	(1)	(1)	(37)	-	(51)
Other expenses, net		(4)	(155)	-	1	3	-	(155)

Income (loss) before income taxes		593	(206)	57	14	(231)	17	244

Income tax benefits (expense)		(165)	55	(1)	(4)	(188)	-	(303)

Net income for the period		428	(151)	56	10	(419)	17	(59)

Less: Net income attributable to the noncontrolling interests		(6)	10	(1)	-	(65)	-	(62)

Net income (loss) attributable for Petrobras		422	(141)	55	10	(484)	17	(121)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

17. Segment Information (Continued)

Capital expenditures incurred by segment for the nine-month periods ended September 30, 2010 and 2009 are as follows:

	Nine-month periods ended September 30,
	2010	2009

Exploration and Production	17,610	11,522
Refining, Transportation & Marketing	10,183	6,607
Gas & Power	3,084	3,653
International
Exploration and Production	1,473	1.346
Refining, Transportation & Marketing	56	86
Distribution	26	7
Gas & Power	7	45
Distribution	256	243
Corporate	699	840

	33,394	24,349

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

18.     Acquisition/Sales of Assets and Interests

a)   Sale option of the Pasadena refinery by Astra

In a decision reached on April 10, 2009, in the existing arbitration process between Petrobras America Inc - PAI and others and Astra Oil Trading NV - ASTRA and others, the exercise of the put option by ASTRA with respect to PAI, of the remaining 49.13% of the shares of ASTRA in Pasadena Refinery Systems Inc. ("PRSI"), was considered valid.

According to the decision reached on April 10, 2009, the consideration to acquire the remaining shareholding interest in the refinery and in the trading company in Pasadena was fixed at US$466. There is still a pending consideration, regarding the acquisition of the shares, which will be made by Petrobras to Astra in September, 2010 in the amount of US$85.

In March 2009, a loss was recognized in the amount of US$147, corresponding to the difference between the fair value of the net assets and the value defined by the arbitration panel.  As a result of this decision, the Company recorded a charge of US$289 in Additional Paid in Capital due to the acquisition of the remaining 49.13% of the shares of ASTRA in Pasadena Refinery Systems Inc. ("PRSI").

There are still judicial proceedings ongoing asking for indemnifications by both parties and others revindications.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

18.     Acquisition/Sales of Assets and Interests (Continued)

b) Investment agreement between Petrobras, Petroquisa, Braskem, Odebrecht and Unipar

On January 22, 2010, Petrobras and Odebrecht entered into an agreement to consolidate all petrochemical interests of both companies into Braskem, which resulted in the following transactions up to the third quarter of 2010.

In April 2010, Petrobras contributed to Braskem approximately US$1,388, through an affiliate, as a result of a private subscription.

On April 27, 2010, Braskem acquired from Unipar 60% of Quattor Participações and, on May 10, 2010, 100% of Unipar Comercial and 33.33% of Polibutenos.

On June 18, 2010, shares representing 40% of interest in Quattor Participações S.A. held by Petrobras were exchanged by 18,000,087 new common shares issued by Braskem. The exchange was accounted for in accordance with ASC 860 "Transfers and Servicing", based on the fair value of the interest received from Braskem at the date of the transaction. As a result of the transaction a loss of US$226, net of tax, was recognized.

On August 17, 2010, Braskem transferred 1,515,433 of its preferred shares for a nominal amount in order to accomplish the terms of the agreement.

On August 30, 2010, shares representing 10% of interest in Rio Polímeros S.A. held by Petrobras were exchanged into 1,280,132 new preferred shares issued by Braskem. The exchange was accounted for in accordance with ASC 860 "Transfers and Servicing", based on the fair value of the interest received from Braskem at the date of the transaction. As a result of the transaction a loss of US$ 46, net of tax, was recognized.

As a result of the abovementioned transactions, Petrobras increased its interest in Braskem from 25.41% to 36.1% throughout 2010.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise y indicated)

(unaudited)

c)   Acquisition and partnerships in the ethanol market

•  Total Agroindústria Canavieira S/A

In 2010, Petrobras acquired interest in an ethanol refinery by contributing US$77 into the capital of Total Agroindústria Canavieira S/A, pursuant to the commitment established in the Special General Shareholders’ Meeting of December 22, 2009, to pay in the amount of US$89 not later than March 2011, when it will then hold 40.4% of the capital.

•  São Martinho S/A

On June 18, 2010, Petrobras entered into an investment agreement with Grupo São Martinho S.A., in order participate in certain ethanol refineries located in Goias. Petrobras will hold 49% of the investment after 12 months by a capital contribution US$234.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise y indicated)

(unaudited)

18.  Acquisition/Sales of Assets and Interests (Continued)

d)  Investment in Açúcar Guarani S.A.

On April 30, 2010, an investment agreement established the entry of Petrobras into the capital of Açúcar Guarani S.A., by a capital contribution of US$894 until 2015, when it will then hold 45.7% of the capital shares. Açúcar Guarani S.A. is engaged in sugar cane processing focused on the ethanol and sugar market.

In May 14, 2010, Petrobras contributed US$379 into the capital of Cruz Alta Participações S.A (a wholly owned subsidiary of Guarani). As a result of the contribution, Petrobras has 49% of interest in Cruz Alta Participações S.A .

On August 13, 2010 the corporate restructuring was concluded, where Tereos Internacional incorporated the shares of Guarani, which became a wholly owned subsidiary. After this restructuring there are corporate acts in progress which will promote the replacement of the shares of Cruz Alta by shares of Guarani.

e)   Increase of interest in the capital of Breitener Energética S.A.

On December 31, 2009, Petrobras had 30% of the capital of Breitener Energética S.A., a company established for the purpose of generating electric power, located in the city of Manaus, in the state of Amazonas. On February 12, 2010, Petrobras obtained control of Breitener by acquiring an additional 35% of interest for US$2. As a result of the acquisition, Petrobras has 65% of interest in Breitener Energética S.A. Due to immateriality, proforma information has not been presented.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise y indicated)

(unaudited)

f)   Sale option of the Nansei Sekiyu refinery

On April 1, 2010 the Sumitomo Corporation announced its interest in exercising the right of sale to Petrobras, through its wholly owned subsidiary Petrobras Internacional Braspetro B.V., “PIBBV”, of 12.5% of the shares of the capital of the Nansei Sekiyu K.K. refinery (Nansei). The remaining shares (87.5%) are already owned by PIBBV since 2008.

The share purchase agreement was signed on September 29, 2010, and on October 20, 2010 the payment was made in the amount equivalent to US$29  (R$48,843 thousand - JPY 2,365,268 thousand ), through the delivery of the shares.

As a result of the exercise of the right of sale by Sumitomo Corporation, a loss was recognized in the amount of US$10 corresponding to the difference between the fair value of the shares and the estimated purchase price.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise y indicated)

(unaudited)

18.  Acquisition/Sales of Assets and Interests (Continued)

g)      Acquisition of Gás Brasiliano Distribuidora S.A.

On May 26, 2010 Petrobras S.A., through its subsidiary Petrobras Gás S.A. (Gaspetro), entered into an agreement with Enti Nazionale Idrocarburi S.p.A. (ENI) for acquisition of 100% of the shares of Gas Brasiliano Distribuidora S.A. (GBD), for the approximate amount of US$250, subject to adjustments due to the value of the company’s working capital on the date of settlement of the transaction.

Transfer of the control will be made only after the conclusion of the transaction, which is subject to approval by the Regulatory Agency for Sanitation and Energy of the State of Sao Paulo (ARSESP).

h)      Sale of the San Lorenzo refinery and part of the distribution network in Argentina

On May 4, 2010, Petrobras Argentina S.A. (formerly Petrobras Energia S.A.) approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of refining and distribution assets in Argentina. The deal comprises a refinery located in San Lorenzo in the province of Santa Fé, a fluvial unit and a fuel trading network connected to this refinery, consisting of 360 sales points and associated wholesaler clients.

The offer for the aforementioned assets was approximately US$36. In addition, on the closing date the petroleum inventories and the different products will be sold to Oil Combustibles for approximately US$74. The total amount of the transaction is estimated at around US$110.

The transaction is in the process of approval by the administrative authorities required by the prevailing legislation in Argentina.

The transaction does not consider the sale of the reformer unit that Petrobras Argentina has in its Puerto General San Martín Petrochemical Complex.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise y indicated)

(unaudited)

i)     Bioóleo Industrial e Comercial S.A

On August 24, 2010, Petrobras paid the amount of US$9 into the capital of Bioóleo Industrial e Comercial S.A., through the purchase and sale of shares and now holds 50% of the capital. Bioóleo is a company for extracting vegetal oils, located in the city of Feira de Santana, in the State of Bahia.

Additionally, transfers of US$4 were made for operating and security, environment and health (SMS) improvements, paid out in August 2010 in equal parts by the partners.

j)     Variable interest entities

During 2010 Petrobras exercised options to acquire all the shares from non-controlling owners of certain Variable Interest Entities, which were previously consolidated. In accordance with ASC 810, these acquisitions were accounted for in equity attributable to Petrobras.                                 .

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise y indicated)

(unaudited)

19. Petroleum Exploration Rights – Onerous Assignment

a) Accounting treatment of Assignment Agreement (“Cessão Onerosa”)

On September 3, 2010, Petrobras entered into an agreement with the Brazilian federal government (Assignment Agreement), under which the government assigned to the Company the right to conduct research activities and the exploration and production of fluid hydrocarbons in specified pre-salt areas, subject to a maximum production of five billion barrels of oil equivalent.

The Assignment Agreement was approved by our Board of Directors and our minority shareholders, following a valuation procedure based on, among other factors, an assessment prepared by independent third party experts.

The total purchase price of the rights acquired under the Assignment Agreement was US$43,868. It was paid to the Federal Government through funds obtained by the global offering of shares of the Company (see Note 14), US$39,768 through the transfer of Brazilian Treasury Securities and the remaining US$4,100 in cash.

In accordance with ASC 932 “Extractive Activities —Oil and Gas”, the rights acquired by the Company were recognized as Property Plant & Equipment (long-term asset) as acquisition costs. The acquisition cost will be depreciated based on the unit-of-production method during the period of production of the related reserves and will also be subject to the impairment test. After the production of all the volumes that we were entitled, the acquisition costs will be completely depreciated.

The Assignment Agreement provides for a subsequent revision of the volume and the price, based on an independent third party assessment. If the contract parties determine that the value of the rights we acquired is higher than the initial purchase price, we may either pay the difference to the Brazilian federal government, in which case we expect we will recognize the difference as Property Plant & Equipment (long-term asset), or reduce the total volume acquired under the contract, in which case there would be no impact on our balance sheet. If the contract parties determine that the value of the rights we acquired is lower than the initial purchase price, the Brazilian federal government will pay us for the difference and we expect we would reduce the amount originally recorded as Property Plant & Equipment (long-term asset) by the amount received from the Brazilian federal government.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.